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                                                                       EXHIBIT 4


                                                For Further Information Contact:
                                                Robert Stillwell
                                                Garrett Smith
                                                Both of BP Capital
                                                214-265-4165

For Immediate Release
Wednesday May 15, 2002


        BP CAPITAL ANNOUNCES RESTRUCTURING PROPOSAL FOR VINTAGE PETROLEUM

    Pickens proposes to recast VPI as an enterprise, unburdened by debt, with interests in a highly efficient Canadian income producing trust and a South
                     American focused oil and gas operation.

         Boone Pickens announced today a restructuring proposal for Vintage Petroleum (VPI) on behalf of investment partnerships controlled by BP Capital that together own 8.9% of the common shares of VPI. Mr. Pickens said "we believe that by efficiently monetizing the Canadian and U.S. properties to eliminate debt, Vintage's management can create a company that would be worth $20 per share".

         BP Capital has filed a 13D amendment with the Securities and Exchange Commission concurrently with the mailing of the restructuring proposal to the management of VPI. Attached below is a copy of BP Capital's letter to the management of VPI.




                                  May 15, 2002


Mr. Charles C. Stephenson, Jr., Chairman
Mr. S. Craig George, President
Vintage Petroleum, Inc.
110 West Seventh Street
Tulsa, OK 74119


Dear Messrs. Stephenson and George:


         As your largest outside shareholders with 8.9% of the common stock of Vintage Petroleum, Inc. (VPI), we hereby request that the management and Board of Directors of VPI consider the following proposal which we believe is demonstratably superior to management's recently announced plans.



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         Specifically, BP Capital is proposing a restructuring plan, which we believe will achieve a common stock price of more than $20 per share, A PREMIUM OF BETTER THAN 65% TO CURRENT MARKET. The BP Capital proposal recasts VPI as a company with little or no debt, and continuing operations in Canada and South America. We believe that our proposal is further supported by Rio Alto's May 13 announcement of the proposed spin-off of its South America operations into a public company at an attractive valuation.


THE BP CAPITAL PROPOSAL

         The highlights of our proposal, described in detail in the enclosed booklet, are

              o The creation of an Income Trust to hold all of VPI's Canadian producing properties and undeveloped acreage.

              o The sale of VPI's mature U.S. producing properties and a public offering of the Canadian Income Trust. Based on our analysis of your tax basis, we believe these sales would be very tax efficient.

              o The repayment of VPI's indebtedness. The amount of debt targeted for repayment (we recommend 100%) will determine the percentage of the Canadian Income Trust to be sold and the timing and makeup of the U.S. property sales.

              o A new VPI with the Argentina, Bolivia, Ecuador and Trinidad properties and the retained interest in the Canadian Income Trust, including incentive rights to manage the Canadian Income Trust.


         We believe the values and potential of this restructuring proposal are obvious and that the proposal will receive a positive market response. We recommend that the proposal be measured against management's proposals, a potential sale of the company or any other significant transaction that the Board of Directors may consider.



BACKGROUND OF THE BP CAPITAL PROPOSAL

MANAGEMENT'S ACTIONS FOLLOWING THE ANNOUNCEMENT OF BP CAPITAL'S INVESTMENT

         When we disclosed our ownership on March 25, 2002, we stated our belief that VPI's common stock is undervalued. Subsequent to our announcement VPI has

              o   amended the VPI poison pill to lower the trigger to 10% from
                  15%

              o announced plans to sell certain foreign and California assets and to repay $200 million of debt with the sales proceeds and excess cash flow

              o   announced a decreased capital budget

              o   issued $350 million of senior notes to refinance existing debt

              o announced that the California properties are under contract for $18 million

         SINCE THESE ACTIONS WERE ANNOUNCED, THE COMMON STOCK OF VPI, WHICH PERFORMED POORLY IN 2001, HAS DECLINED FURTHER.


BP CAPITAL'S ANALYSIS OF MANAGEMENT'S ACTIONS

         We believe that the lack of positive market response clearly demonstrates that recent management actions are insufficient and will not result in enhancement of shareholder values. Specifically,



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              o   Management's untimely proposed sale of South American
                  properties does little to improve shareholder value, and leverage. To quote Cambridge Energy's spring report, "The conditions in the market, with sellers far outnumbering buyers, necessitate that companies be willing to accept low values for their Latin American assets".

                  The recovering U. S. economy and increasing prices for crude oil and natural gas make the more mature U.S. and Canadian properties the better candidates for sale and debt repayment.

              o The decreased capital budget of $144 million ensures declining production and reserves. Finding costs will need to be less than $4.50 per Bbl to replace expected 2002 production.

              o The senior notes sale, which we assume must have been urged by the banks, restrains financial flexibility and does little to improve liquidity.

                  VPI will continue to be encumbered by too much debt.

         Many of these same concerns were highlighted in a Merrill Lynch May 10 report.


         In our original 13D filing, we stated that we were reviewing the feasibility of making a proposal to acquire all or a substantial portion of the equity, and we plan to continue that review. However, in light of management's recent actions, we believe this restructuring proposal offers another alternative. We welcome the opportunity to meet with management and its advisors to discuss our proposal. We believe that, working together, we can refine this plan so that all shareholders can achieve substantial benefits.


         We look forward to an early response.



                                       Very truly yours,

                                       BP Capital Energy Equity Fund, L.P.

                                       BP Capital Energy Equity International
                                       Holdings I, L.P.


                                       By: /s/ Boone Pickens
                                          --------------------------------------
                                          Boone Pickens, as Managing Director of
                                          the General Partner